Exhibit 21.1
DIVERSIFIED HEALTHCARE TRUST
SUBSIDIARIES OF THE REGISTRANT

Name	State of Formation, Organization or Incorporation
JV LSMD Fund Member Trust	Maryland
SNH/LTA Properties Trust	Maryland
SNH Medical Office Properties Trust	Maryland
SNH Proj Lincoln TRS LLC	Maryland
SNH SE Properties Trust	Maryland
SNH SE Tenant TRS, Inc.	Maryland
SNH TRS Inc.	Maryland
SNH TRS Licensee Holdco LLC	Maryland